Exhibit 99.1

Media Release

IMV Shareholders Approve Reverse Stock Split at 88%

IMV’s common shares expected to begin trading on a split-adjusted basis on December 13, 2022

DARTMOUTH, Nova Scotia & CAMBRIDGE, Mass., December 7, 2022 -- IMV Inc. (the “Corporation”) (NASDAQ: IMV; TSX: IMV), a clinical-stage biopharmaceutical company developing a portfolio of immune-educating therapies based on its novel DPX® platform to treat solid and hematologic cancers, announced today that at the special meeting of shareholders held on December 7, 2022, the share consolidation as described in the management information circular filed on October 28, 2022 (the “Circular”) was approved by the shareholders at 87.87% of the shares voted and that its board of directors has approved a 1-for-10 reverse stock split of IMV’s common shares (the “Common Shares”) immediately thereafter. The reverse stock split will become effective at 5:00PM Eastern Time today, December 7, 2022, after close of trading on the Nasdaq Capital Market (“Nasdaq”) and Toronto Stock Exchange (TSX). The Common Shares are expected to commence trading on a split-adjusted basis when the markets open on December 13, 2022 under the existing trading symbol “IMV.”

The reverse stock split is primarily intended to bring the Corporation into compliance with the minimum required closing bid price for continued listing on Nasdaq. The new CUSIP number for the Common Shares following the reverse stock split will be 44974L301. The CUSIP number for IMV’s warrants exercisable for Common Shares will remain unchanged; however, the warrants will be impacted by the reverse stock split ratio upon exercise.

The reverse stock split was approved by IMV’s shareholders at a special meeting of shareholders held on December 7, 2022. The shareholders of the Corporation approved a resolution to authorize the Corporation’s board of directors to effect a reverse stock split of the Common Shares on the basis of not more than 1-for-10 and not less than 1-for-5. On December 7, 2022, following the special meeting, the Corporation’s board of directors approved the reverse stock split at the ratio of 1-for-10.

Based on the votes received with respect to the adoption of a special resolution to approve the reverse stock split, the detailed results are as follows:

RESOLUTION	Votes cast	Percentage	Votes cast	Percentage
	FOR	(%) FOR	AGAINST	(%) AGAINST
Special Resolution for the approval of a reverse split between 1- for- 5 and 1- for- 10	26,168,584	87.87%	3,613,774	12.13%

As a result of the reverse stock split, every 10 Common Shares issued and outstanding will be automatically reclassified into one new Common Share. The reverse stock split will not modify any rights or preferences of the Common Shares. Proportionate adjustments will be made to the exercise prices and the number of shares underlying IMV’s outstanding equity awards, as applicable, and warrants exercisable for Common Shares, as well as to the number of shares issuable under IMV’s equity incentive plans and certain existing agreements. The Common Shares issued pursuant to the reverse stock split will remain fully paid and non-assessable.

There are currently 82,369,960 Common Shares issued and outstanding, and it is expected that there will be 8,236,996 Common Shares issued and outstanding following the consolidation, subject to rounding for any fractional shares. No fractional shares will be issued as a result of the share consolidation and shareholders will not receive any compensation in lieu thereof. Any such fractional shares will be rounded down to the nearest whole share.

Computershare Investor Services Inc. (“Computershare”), IMV’s transfer agent, is acting as the exchange agent for the reverse stock split. Registered shareholders holding share certificates will be mailed a letter of transmittal advising of the share consolidation and instructing them to surrender their share certificates representing pre-consolidation common shares for replacement certificates or direct registration advice representing their post-consolidation common shares. Until surrendered for exchange, following the effective date of the consolidation, each share certificate formerly representing pre-consolidation common shares will be deemed to represent the number of whole post-consolidation common shares to which the holder is entitled as a result of the consolidation.

Holders of Common Shares of the Corporation who hold uncertificated Common Shares (that is Common Shares held in book-entry form and not represented by a physical share certificate), either as registered holders or beneficial owners, will have their existing book-entry account(s) electronically adjusted by the Corporation's transfer agent or, for beneficial shareholders, by their brokerage firms, banks, trusts or other nominees that hold in street name for their benefit. Such holders do not need to take any additional actions to exchange their pre-consolidation Common Shares for post-consolidation Common Shares.

Beneficial shareholders holding their Common Shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the consolidation than those that have been put in place by the Corporation for registered shareholders. If you hold your Common Shares with such a bank, broker or other nominee, and if you have questions in this regard, you are encouraged to contact your nominee.

About IMV

IMV Inc. is a clinical-stage immuno-oncology company advancing a portfolio of therapies based on the Corporation’s immune-educating platform, DPX®. Through a differentiated mechanism of action, the DPX platform delivers instruction to the immune system to generate a specific, robust, and persistent immune response. IMV’s lead candidate, maveropepimut-S (MVP-S), delivers antigenic peptides from survivin, a well-recognized cancer antigen commonly overexpressed in advanced cancers. MVP-S also delivers an innate immune activator and a universal CD4 T cell helper peptide. These elements foster maturation of antigen presenting cells as well as robust activation of CD8 T cell effector and memory function. MVP-S treatment has been well tolerated and has demonstrated defined clinical benefit in multiple cancer indications as well as the activation of a targeted and sustained, survivin-specific anti-tumor immune response. MVP-S is currently being evaluated in clinical trials for hematologic and solid cancers, including Diffuse Large B Cell Lymphoma (DLBCL) as well as ovarian, bladder and breast cancers. IMV is also developing a second immunotherapy leveraging the DPX immune delivery platform, DPX-SurMAGE. This dual-targeted immunotherapy combines antigenic peptides for both the survivin and MAGE-A9 cancer proteins to elicit immune responses to these two distinct cancer antigens simultaneously. A Phase 1 clinical trial in bladder cancer, using MVP-S or DPX-SurMAGE, was initiated in early 2022. For more information, visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements use such word as “will”, “may”, “potential”, “believe”, “expect”, “continue”, “anticipate” and other similar terminology. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the expected date of trading of the post-consolidation Common Shares and the Corporation’s ability to maintain its Nasdaq listing. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful design and completion of clinical trials and the timely receipt of all regulatory approvals to commence, and then continue, clinical studies and trials and the receipt of all regulatory approvals to commercialize its products. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties, and those risks and uncertainties include, but are not limited to, the ability to access capital, the successful and, generally, the timely completion of clinical trials and studies and the receipt of all regulatory approvals as well as other risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar

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Investor Relations

Irina Koffler, Managing Director, LifeSci Advisors
O: (646) 970-4681
M: (917) 734-7387
E: ikoffler@lifesciadvisors.com

Media

Delphine Davan, Senior Director, Communications and Investor Relations, IMV Inc.
(902) 492.1819 ext: 1049
ddavan@imv-inc.com

Madeline Joanis, Senior Account Executive, LifeSci Communications
(603) 479 5267
mjoanis@lifescicomms.com